Exhibit 12.1

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30, 2009	Years ended December 31,
		2008	2007	2006	2005	2004
Income (loss) from continuing operations before income taxes and accounting changes	$(887)	$(942)	$1,606	$1,853	$1,745	$1,584
Fixed charges included in income (loss) from continuing operations:
Interest expense	210	470	481	364	293	217
Interest portion of rental expense	7	18	15	15	13	14

Subtotal	217	488	496	379	306	231
Interest credited to investment contractholders	538	1,293	1,552	1,520	1,423	1,431

Total fixed charges from continuing operations	755	1,781	2,048	1,899	1,729	1,662

Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—
Interest credited to investment contractholders	—	—	1	2	2	1

Total fixed charges from discontinued operations	—	—	1	2	2	1

Total fixed charges	755	1,781	2,049	1,901	1,731	1,663

Income (loss) available for fixed charges (including interest credited to investment contractholders)	$(132)	$839	$3,655	$3,754	$3,476	$3,247

Income (loss) available for fixed charges (excluding interest credited to investment contractholders)	$(670)	$(454)	$2,102	$2,232	$2,051	$1,815

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	(0.17)	0.47	1.78	1.97	2.01	1.95
Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	(3.09)	(0.93)	4.24	5.89	6.70	7.86

For the six months ended June 30, 2009, additional income required to achieve a 1:1 ratio coverage was $887 million.

For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $942 million.